Juhl Energy, Inc.

1502 17th Street SE

Pipestone, Minnesota 56164

May 2, 2014

VIA EDGAR AND FASCIMILE

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Juhl Energy, Inc.
Registration Statement on Form S-1 (File No. 333-195395)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Juhl Energy, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-195395) (the “Original Registration Statement”). The Original Registration Statement was filed with the Securities and Exchange Commission on April 21, 2014.

The Original Registration Statement was filed to register 15,000,000 shares of common stock as follows: (i) whereby we would distribute, at no charge, to existing round lot holders of our common stock nontransferable subscription rights to purchase shares of our common stock up to an aggregate of 15,000,000 shares of our common stock (the “rights offering”) and (ii) concurrently with the rights offering, the shares of common stock that remain unsubscribed for in the rights offering would be offered for sale to the public (the “public offering”). The Original Registration Statement is being withdrawn as the Registrant filed a new registration statement registering the 15,000,000 shares of common stock solely as an underwritten public offering. Such new Registration Statement on Form S-1 (File No. 333-195636) was filed with the Securities and Exchange Commission on May 1, 2014.

No securities were offered or sold in connection with the offering pursuant to the Original Registration Statement. Furthermore, there was no circulation of preliminary prospectuses in connection with Original Registration Statement, and the Original Registration Statement was not declared effective by the Commission. The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Original Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement(s).

Very truly yours,

BY:	/S/ JOHN. P. MITOLA

Name: John P. Mitola
Title: President